

State of Missouri

John R. Ashcroft, Secretary of State

Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

001646833
Date Filed: 7/1/2024
John R. Ashcroft
Missouri Secretary of State

Amendment of Articles of Incorporation
for a General Business or Close Corporation

(Submit with $25.00 filing fee; if increasing # of shares, please see fee schedule for appropriate fee.)

Pursuant to the provisions of the General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

Charter # 001646833

1. The present name of the Corporation is   GOAT MOVES INCORPORATION

   The name under which it was originally organized was   GOAT MOVES INCORPORATION

2. An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on   5/13/2024

3. Article Number   Article 3   is amended to read as follows:
   Authorized Shares
   Increase shares quantity

   New Name (if applicable)

Updated Stocks

Class	No. Shares	Share Par Value	Share Notes
Common	1000000	0.00100	

(if more than one article is to be amended or more space is needed attach additional pages)
(Please see next page)

Name and address to return filed document:

Name: GOAT MOVES INC

Address: Email: RACHEL@GOATMOVES.COM

City, State, and Zip Code:

Corp. 44 (03/2011)

4. Of the <u>30,000</u> shares outstanding, <u>30,000 </u>of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class **entitled to vote thereon as a class** were as follows:

Class	Number of Outstanding Shares
Common	30,000

5. The number of shares voted for and against the amendment was as follows:

Class	No. Voted For	No. Voted Against
Common	30,000	0

6. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected: <u>Exchange Ratio 1 for 1 for previous 30,000 shares</u>

7. If the effective date of the amendment is to be a date other than the date of filing of the certificate of amendment with the Secretary of State, then the effective date, which shall be no more than 90 days following the filing date, shall be specified:

In Affirmation thereof, the facts stated above are true and correct:
(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

Rachel Richardson	PRESIDENT	07/01/2024
Authorized Signature	*Title*	*Date*

Isaac Wambua	SECRETARY	07/01/2024
Authorized Signature	*Title*	*Date*

STATE OF MISSOURI



John R. Ashcroft
Secretary of State

CERTIFICATE OF AMENDMENT

WHEREAS,

GOAT MOVES INCORPORATION
001646833

a corporation organized under the General and Business Corporation Law has delivered to me a Certificate Of Amendment of its Articles of Incorporation and has in all respects complied with the requirements of law governing the Amendment of Articles of Incorporation under General and Business Corporation Law, and that the Articles of Incorporation of said corporation are amended in accordance therewith.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 1st day of July, 2024.



Secretary of State





State of Missouri
John R. Ashcroft, Secretary of State
Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

001646833
Date Filed: 7/22/2023
John R. Ashcroft
Missouri Secretary of State

Articles of Incorporation

Article One

The name of the corporation is: GOAT MOVES INCORPORATION

Article Two

The registered agent's name is: RACHEL RICHARDSON

The address, including street and number for the registered agent's office in the state of Missouri is:
(PO Box may only be used in addition to a physical street address)

5714 Tracy Ave	Kansas City	MO 64110-2842
Street Address	*City*	*State/Zip*

Article Three
(Must complete 1 or 2)

1. If the aggregate number of shares in which the corporation shall have authority to issue DOES NOT exceed 30,000 shares or the par valued DOES NOT exceed $30,000 please check this box: ☒

or

2. If the aggregate number of shares in which the corporation shall have authority to issue exceeds 30,000 shares or the par value exceeds $30,000 dollars please indicate the number of shares of each class and the par value of each share. Also, indicate a statement of the preferences, qualifications, limitations, restrictions and the special or relative rights including convertible right, is any, in respect of the share of each class:

Article Four

The name and physical business or residence address of each incorporator:

Name	Address	City/State/Zip
RICHARDSON, RACHEL	5714 Tracy Ave	Kansas City MO 64110-2842
Wambua, Isaac	8790 Findley St	Lenexa KS 66227-8117

(Please see next page)

Name and address to return filed document:
Name: GOAT MOVES INC
Address: Email: goatmovesllc@gmail.com
City, State, and Zip Code:

Corp. 41 (11/2008)

Article Five

The date the corporation is to continue or perpetual: (Please select one)

☒ Perpetual *(check box)*   *or*   State number of years _____

Article Six

The corporation is formed for the following lawful purpose(s):

E-COMMERCE

Article Seven

☒   The number of directors to constitute the board of directors: 3_____   (optional)

The effective date of this document is the date it is filed by the Secretary of State of Missouri unless a future date is otherwise indicated:

_____

(Date may not be more than 90 days after the filing date in this office)

In Affirmation thereof, the facts stated above are true and correct:

(*The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo*)

RACHEL RICHARDSON	RACHEL RICHARDSON	07/22/2023
Signature of Incorporator(s)	*Printed or Typed Name of Incorporator*	*Date of Signature*

Isaac Wambua	ISAAC WAMBUA	07/22/2023
Signature of Incorporator(s)	*Printed or Typed Name of Incorporator*	*Date of Signature*

STATE OF MISSOURI



John R. Ashcroft
Secretary of State

CERTIFICATE OF INCORPORATION

WHEREAS, Articles of Incorporation of

GOAT MOVES INCORPORATION
001646833

have been received and filed in the Office of the Secretary of State, which Articles, in all respects, comply with the requirements of General and Business Corporation Law.

NOW, THEREFORE, I, JOHN R. ASHCROFT, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do hereby certify and declare this entity a body corporate, duly organized this date and that it is entitled to all rights and privileges granted corporations organized under the General and Business Corporation Law.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 22nd day of July, 2023.





Secretary of State